Exhibit 99.2

Red White & Bloom Launches High Times® Branded Cannabis Products in Michigan under Exclusive License

TORONTO, December 7, 2020 -- Red White & Bloom Brands Inc. (CSE: RWB) (OTCQX: RWBYF) (“RWB” or “Red White & Bloom” or the “Company”) is pleased to announce a phase one roll-out of an exclusive line of cannabis products to the Michigan market through existing licensed operators in the state. Initial products will include flower, vapes, gummies and pre-rolls; pre-orders for Provisioning Centers will commence Wednesday, December 9th.

The limited collection will include distinct offerings, Red Label and Black Label, and will span over 30 High Times® SKUs once fully launched. The product portfolio includes packaged flower, pre-rolls, vapes and edibles offered in value and top shelf varieties. Subject to MRA and lab approvals, the Company expects to see shipments commence in Q1 2021.

HIGH TIMES
RED LABEL

Red Label

HIGH TIMES
BLACK LABEL

Black Label

“There is no cannabis brand in the world like High Times®,” said RWB Chairman & CEO Brad Rogers. “As the most well known brand in the community, High Times helped light the way before many of us had even thought about the space. We are on the cusp of a new beginning for both our brands. One that will define RWB and High Times® as the best-in-class for generations to come. We are very excited to bring this important goal to fruition, and have plans for many other instantly recognizable High Times®-initiatives. With the rights to High Times® and Platinum Vape, RWB has the most recognizable cannabis brands in the market today.”

“With a history as vibrant as ours, every move matters, and each new step in a business’s roadmap is critical“, High Times Chief Executive Officer Peter Horvath noted, “As the most recognizable brand in cannabis, making the jump into selling actual cannabis products was a huge step in our evolution -but ensuring the proper execution was essential. We’re extremely proud and excited to release our collaboration with RWB for the world to consume!”

The Company has exclusive licencing rights to brand dispensaries as well as manufacture and sell cannabis products for the most well-known brand in the industry throughout Michigan. According to data from Headset, recreational sales in Michigan have grown from $9.8 million in January to $65.5 million by August and has already outpaced Nevada to become the fifth highest-grossing state for cannabis sales while on track to surpass $1 billion in sales.

In addition to its rights in Michigan, the Company holds the exclusive licencing rights to brand dispensaries as well as manufacture and sell cannabis products in Illinois and Florida, subject to regulatory approval, and rights to use additional Hightimes Holding Corp’s licenses throughout the world for CBD and other non-THC cannabinoids-based products, though not branded as High Times.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, California, Oklahoma, Arizona and Massachusetts with respect to cannabis, and the US and internationally for hemp-based CBD products.

About High Times:

For more than 46 years, High Times has been the world’s most well-known cannabis brand - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into a rapidly growing network of cannabis dispensaries, the host and creator of industry-leading events like the Cannabis Cup, the producer of globally distributed merchandise, benefactor of international licensing deals and provider of content for millions of fans and supporters across the globe. In the world of Cannabis, High Times is the most trusted arbiter of quality. For more information on High Times visit http://www.hightimes.com.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the phase one roll-out of an exclusive line of cannabis products to the Michigan market through existing licensed operators and the product offerings that the Company expects to be available to ship in Q1 2021. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.